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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                             STEELTON BANCORP, INC.
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                                (Name of Issuer)

                         COMMON STOCK ($0.10 PAR VALUE)
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                          (Title of Class of Securities)

                                   858272107
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                                 (CUSIP Number)

        HOWARD AMSTER, 25812 FAIRMOUNT BLVD, BEACHWOOD OH 44122 (216) 595-1047
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    7/12/99
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            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 858272107                  13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                         HOWARD AMSTER
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
                           PF
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                            USA
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 10000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    14110
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    10000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    14110
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   24110
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                           6.26%
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(14) Type of Reporting Person*
                       IN
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CUSIP No. 858272107                  13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                 HOWARD AMSTER INDIVIDUAL RETIREMENT ACCOUNT
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
                           PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                            USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    14110
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    14110
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

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(14) Type of Reporting Person*
                       IN
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                        Schedule 13D
CUSIP 858272107

Item 1. Security  Steelton Bancorp, Inc.           Steelton Bancorp Inc.
        and       Common Stock ($0.10 par value)   51 South Front Street
        Issuer                                     Steelton, Pennsylvania 17113
                  Harold E. Stremmel,              (717) 939-1966
                  Executive VP/CEO

Item 2. Identity and Background
a)      Howard Amster
b)      25812 Fairmount Blvd, Beachwood, Ohio 44122
c)      Present principal occupation-Investment Consultant at EVEREN
        Securities Inc./Securities Brokerage Firm/23811 Chagrin Blvd/Suite 200, Beachwood, Ohio 44122
d) Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Howard Amster has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.
f)      USA

a) Howard Amster Individual Retirement Account, custodial account for the benefit of Howard Amster
b)      23811 Chagrin Blvd #200, Beachwood, Ohio 44122
c)      Custodian for Individual Retirement Account
d)(e)   None
f)      USA

Item 3. Source and Amount of Funds or Other Consideration
Howard Amster's Individual Retirement Account purchased with personal funds without borrowing. The total consideration of the purchase is $150,720.47

Howard Amster purchased with personal funds without borrowing. The total consideration of the purchase is $100,000.00

Item 4.  Purposes of Transaction
Howard Amster's Individual Retirement Account and Howard Amster acquired the shares for purposes of investment.

There are no present plans or proposals by the beneficial owners of record as reported in this Schedule 13D which relate to or would result in the following:
a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;
b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c) A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;
d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;
e) Any material change in the present capitalization or dividend policy of the issuer;
f) Any other material change in the issuer's business or corporate structure;
g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other changes which may impede the acquisition of control of the issuer by any person;


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h)      Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
        or
j)      Any action similar to any of those enumerated above.

Item 5. Interest in securities of the Issuer
a) The aggregate amount owned by the Reporting Persons is 24,110 shares or 6.26% of the outstanding shares.

b)      Howard Amster owns 10,000 shares or 2.50% of the outstanding shares.

        Howard Amster's individual retirement account owns 14,110 shares or 3.66% of the outstanding shares.

c)      Description of transactions reported:
        Name                 Date    Shares    Price
        Howard Amster        7/8/99  10,000    10       Initial Public Offering

        Howard Amster        7/12/99 14,110    10.6415  EVEREN Securities Inc.
        Individual                                      Bulletin Board/NASDAQ
        Retirement Account                              Open Market Transaction

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2,3,5 above.

Item 7.  Material to be filed as exhibits.  None

SIGNATURE   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  7/19/99        /s/                   /s/
                 HOWARD AMSTER           HOWARD AMSTER
                                         INDIVIDUAL RETIREMENT ACCOUNT